UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-5 and Material Change Report March 17, 2004

DESCRIPTION:

Queenstake announces Jerrit Canyon Exploration Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  March 17, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-07

March 17, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado – March 17, 2004 – Queenstake Resources Ltd. (the “Company”) (TSX:QRL) announces results from surface and underground exploration drilling conducted during February 2004 proximal to its operating mines in the Jerritt Canyon District, Nevada.  The results reported in this News Release are all outside currently defined resource boundaries and therefore represent new, additional mineralized material.  The significance of these results is currently being evaluated by the Company.

Smith Mine

At the Smith mine, 3,145 feet were drilled in 29 reverse circulation (RC) holes in February.  Assays have been received for 15 of the 29 holes drilled.  Sample intervals with composite grades greater than  0.150 ounces of gold per short ton (opt) are tabulated below:

Hole No.	Feet	Grade (opt)	Area	Drill Type
MB-1E11 MB-1E11A MB-1F8 MB-1C4	15 15 20 15	0.219 0.263 0.240 0.250	Zone 2 Zone 2 Zone 1 Zone 1	Underground –RC Underground –RC Underground –RC Underground –RC

Murray Mine

At the Murray mine, 1,615 feet were drilled in 12 RC holes from underground into Zone 3.  Assays have been received for all those holes and for three that were drilled in January.

In addition, one RC hole with a length of 765 feet was drilled from the surface into Zone 9, to the west of the main Murray mine. Assays have been received for that hole and for six others drilled in January.  Sample intervals with composite grades greater than 0.150 opt are tabulated below:

Hole No.	Inclination	From (ft)	To (ft)	Thickness (ft)	Grade (opt)	Area	Drill Type
MR-058A	-57 degrees	570	580	10	0.207	Zone 9	Surface-RC
MR-059A	-69 degrees	670	680	10	0.240	Zone 9	Surface-RC
	and	695	705	10	0.149
MR-062A	-60 degrees	595	610	15	0.399	Zone 9	Surface-RC

Note:  Hole MR-059A encountered a void between 680 feet and 695 feet

Hole No.	Feet	Grade (opt)	Area	Drill Type
C30103 C30103 C30104 C30104 C30105 C30106 C30111 C30113 C30115 C30115 C30116 C30117 C30118	5 65 30 5 10 5 5 5 5 25 25 5 20	0.153 0.579 0.337 0.408 0.529 0.209 0.184 0.169 0.411 1.117 0.546 0.175 0.714	Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3 Zone 3

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

SSX Mine

At the SSX mine, 2,830 ft were drilled in six core holes and 3560 ft drilled in 17 RC holes in February from underground into Zones 5 and 6.  Sample intervals with composite grades greater than 0.150 feet are tabulated below:

Hole No.	Feet	Grade (ounces per ton)	Area	Drill Type
SX-835 SX-835 SX-835 SX-823 SX-823 SX-827 SX-827 SX-827 SX-831 SX-831 SC-831 SC-831 SC-831 SX-832 SX-836 MB1-B3 MB-1B2 MB-1C3 MB-1C3 MB-1A1 MB-1A1	15 20 10 10 15 115 20 10 30 30 25 30 70 45 30 10 10 20 10 10 20	0.389 0.241 0.234 0.337 0.636 0.260 0.443 0.353 0.591 0.237 0.221 0.387 0.263 0.458 0.281 0.904 0.358 0.282 0.364 0.657 1.031	Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 5 Zone 6 Zone 6 Zone 6 Zone 6 Zone 6 Zone 6

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – Core

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Underground – RC

Intercepts are reported as drilled; true widths have not been calculated.  Samples from surface drilling are analyzed by ALS Chemex laboratories using standard fire assay techniques subject to the lab’s usual internal QA/QC procedures. Samples from underground drilling are analyzed at the Jerritt Canyon laboratory using standard fire assay techniques subject to the Company’s QA/QC procedures as described in the Company’s National Instrument 43-101 report filed in February 2004. This report is available on the Company’s website. The Qualified Person for the release of this exploration information, in the context of National Instrument 43-101, is Mr. Dorian L. (Dusty) Nicol, Queenstake’s Executive Vice President and Director of Exploration.

Mr. Nicol said, “We continue to obtain tremendously exciting results from our exploration programs at Jerritt Canyon.  Both the district and the near-mine exploration programs continue to find high-grade gold mineralization.  The objective of the district-scale exploration is to discover the new mines that will prolong the life of the district.  The near-mine exploration discovers the ounces that are mined in the near-term and produce the cash flow to pay for the longer-term district exploration.

Exploration success at Jerritt Canyon continues to be the result of our Geology Department’s application of sound geologic reasoning followed by aggressive drilling.  Our mine and exploration geologists work closely together, and in most cases work interchangeably on mine and exploration geology, so that insights gained at the mine level are quickly used to guide exploration efforts.  We are confident that the re-activation of aggressive geology-based exploration at Jerritt Canyon will continue to lead to exploration success and new discoveries within the Jerritt Canyon District."

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.